# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bolt Projects Holdings, Inc., CIK 0001841125
CUSIP: 09769B107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0001213900-24-071584
Filed by CIK 0001852275
Persons authorized to receive notices and communications: Timothy Babich, 10 E. 53rd Street,, 13th Floor, New York, New York (NY), 10022, 2124302214

## Reporting persons
- Golden Arrow Sponsor, LLC (CIK 0001852275): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,162,702; sole dispositive power 0; shared dispositive power 14,162,702; aggregate amount beneficially owned 14,162,702 (37.9% of the class)
  Comment: Represents 9,162,702 shares of Common Stock, par value $0.0001 per share (Common Stock), of Bolt Projects Holdings, Inc. (the Issuer) and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of December 31, 2024, held directly by Golden Arrow Sponsor, LLC (the Sponsor) and indirectly beneficially owned by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
  
  Based on 32,337,550 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2024 (the Q3 10-Q).
- Timothy Babich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 14,162,702; sole dispositive power 0; shared dispositive power 14,162,702; aggregate amount beneficially owned 14,162,702 (37.9% of the class)
  Comment: Includes 9,162,702 shares of Common Stock and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of December 31, 2024 held by the Sponsor, which is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
  
  Based on 32,337,550 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in the Q3 10-Q.
- Jacob Doft: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 14,162,702; sole dispositive power 0; shared dispositive power 14,162,702; aggregate amount beneficially owned 14,162,702 (37.9% of the class)
  Comment: Includes 9,162,702 shares of Common Stock and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of December 31, 2024 held by the Sponsor, which is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
  
  Based on 32,337,550 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in the Q3 10-Q.
- Andrew Rechtschaffen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 14,162,702; sole dispositive power 0; shared dispositive power 14,162,702; aggregate amount beneficially owned 14,162,702 (37.9% of the class)
  Comment: Includes 9,162,702 shares of Common Stock and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of December 31, 2024 held by the Sponsor, which is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
  
  Based on 32,337,550 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in the Q3 10-Q.
- Lance Hirt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 14,162,702; sole dispositive power 0; shared dispositive power 14,162,702; aggregate amount beneficially owned 14,162,702 (37.9% of the class)
  Comment: Includes 9,162,702 shares of Common Stock and 5,000,000 shares of Common Stock issuable upon exercise of warrants that will be exercisable within 60 days of December 31, 2024 held by the Sponsor, which is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
  
  Based on 32,337,550 shares of Common Stock outstanding as of November 13, 2024, as reported by the Issuer in the Q3 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Bolt Projects Holdings, Inc.
Address of issuer's principal executive offices: 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114
Comment: This Amendment No. 1 (Amendment No. 1) amends the Statement on Schedule 13D filed with the SEC on August 21, 2024 (the Original Statement) and relates to the Common Stock of Bolt Projects Holdings, Inc. (f/k/a Golden Arrow Merger Corp.), a Delaware Corporation. The address of the principal executive office of the Issuer is 2261 Market Street, Suite 5447, San Francisco, CA 94114. Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings set forth with respect thereto in the Original Statement.

## Item 2. Identity and Background
Name of person filing: No change.
Residence or business address: No change.
Present principal occupation or employment: No change.
Criminal convictions in the last five years: No change.
Civil proceedings (securities laws) in the last five years: No change.
Citizenship: No change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction: No change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculation of the percentage of shares of Common Stock beneficially owned is based on 32,337,550 shares of Common Stock outstanding as of the date hereof, as reported by the Issuer in the Q3 10-Q, and taking into account the Common Stock underlying the Warrants beneficially owned by the Reporting Persons, as applicable. The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 1 and are incorporated herein by reference. The Sponsor is the record holder of 9,162,702 shares of Common Stock and 5,000,000 Warrants. The Sponsor is controlled by Timothy Babich, Jacob Doft, Lance Hirt and Andrew Rechtschaffen. Accordingly, Messrs. Babich, Doft, Hirt and Rechtschaffen share voting and dispositive power over these securities held by the Reporting Person and may be deemed to beneficially own such shares. Each of Messrs. Babich, Doft, Hirt and Rechtschaffen disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in securities of the Issuer in the past 60 days, except that (i) on December 27, 2024, Golden Arrow Sponsor LLC sold 221,144 shares of Common Stock on the open market at a weighted average price of $0.5045 per share and the shares were sold in multiple transactions at prices ranging from $0.5 to $ 0.5199, inclusive and (ii) on December 30, 2024, Golden Arrow Sponsor LLC sold 278,856 shares of Common Stock on the open market at a weighted average price of $0.5079 per share and the shares were sold in multiple transactions at prices ranging from $0.5 to $ 0.5543, inclusive. Golden Arrow Sponsor LLC undertakes to provide upon request by the staff of the SEC, the Issuer, or a shareholder of the Issuer, full information regarding the number of shares sold on each day at each separate price.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement, dated as of December 31, 2024, by and among the Reporting Persons (filed herewith).

## Signatures
- Golden Arrow Sponsor, LLC: /s/ Andrew Rechtschaffen, Andrew Rechtschaffen/Manager (12/31/2024)
- Timothy Babich: /s/ Timothy Babich, Timothy Babich (12/31/2024)
- Jacob Doft: /s/ Jacob Doft, Jacob Doft (12/31/2024)
- Andrew Rechtschaffen: /s/ Andrew Rechtschaffen, Andrew Rechtschaffen (12/31/2024)
- Lance Hirt: /s/ Lance Hirt, Lance Hirt (12/31/2024)